SPLIT MOUNTAIN PRODUCTIONS INC.
Statements of Stockholders' Equity
(Unaudited)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance, March 14, 2017 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock	5,000,000	500			500
Balance, May 31, 2017	5,000,000	$ 500	$ -	$ -	$ 500

David H Greene
Chief Operations Officer